EXHIBIT 99.1

Galapagos receives transparency notification from EcoR1 Capital

Mechelen, Belgium; 03 February 2022, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a new transparency notification from EcoR1 Capital, LLC.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 2 February 2022 from EcoR1 Capital LLC, who notified that it holds 3,407,246 of Galapagos’ voting rights, consisting of 211,622 ordinary shares and 3,195,624 American Depository Receipts. EcoR1 Capital LLC, controlled by Mr. Nodelman, controls investment funds EcoR1 Capital Fund Qualified LP and EcoR1 Capital Fund LP, which all together hold 3,407,246 of Galapagos’ voting rights. This represents 5.2% of Galapagos' currently outstanding 65,552,721 shares. EcoR1 Capital LLC thus crossed above the 5% threshold of Galapagos’ voting rights by acquisition of voting securities on 27 January 2022. The full transparency notice is available on the Galapagos website.

About Galapagos
Galapagos NV discovers, develops, and commercializes small molecule medicines with novel modes of action. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

Contact
Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603
communications@glpg.com

1  Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market